Exhibit 99.1

Borr Drilling Limited – Notice of Special General Meeting of Shareholders

Borr Drilling Limited (the “Company”) (NYSE and OSE: BORR) advises that the Company will hold a Special General Meeting on Friday, December 22nd, 2023 to approve a reduction of the Company’s Share Premium account (referred to as additional paid in capital in the financial statements of the Company) and to credit the same amount resulting from this reduction to the Company’s Contributed Surplus account, which will enable dividend payments to shareholders.

The Board of Directors has fixed the close of business on Monday, 27th November, 2023 as the record date for determination of the shareholders entitled to attend and vote at the Special General Meeting or any adjournment thereof.

A copy of the Notice of Special General Meeting and Form of Proxy (the “Notice”) and associated information will be distributed to shareholders by normal distribution methods prior to the meeting and will also be made available on the Company’s website at http://www.borrdrilling.com.

Hamilton, Bermuda

17 November, 2023

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.

Borr Drilling LIMITED
2nd Floor, SE Pearman Building, 9 Par-La-Ville Road, Hamilton Hm 11, BERMUDA
T: +1 441 542-9234